ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE

Key figures

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2021	2020	$	cc(1)

Net sales to third parties	2,084	1,818	15	14	6,088	4,838	26	23
Gross profit	1,195	848	41	39	3,446	2,065	67	62
Operating income/(loss)	20	(129)	nm	nm	398	(623)	nm	nm
Operating margin (%)	1.0	(7.1)			6.5	(12.9)
Net income/(loss)	2	(147)	nm	nm	237	(626)	nm	nm
Basic earnings/(loss) per share ($)	0.00	(0.30)	nm	nm	0.48	(1.28)	nm	nm
Diluted earnings/(loss) per share ($)	0.00	(0.30)	nm	nm	0.48	(1.28)	nm	nm

Core results(1)
Core operating income	369	279	32	29	1,095	502	118	108
Core operating margin (%)	17.7	15.3			18.0	10.4
Core net income	269	193	39	36	788	309	155	141
Core basic earnings per share ($)	0.55	0.39	41	36	1.61	0.63	156	141
Core diluted earnings per share ($)	0.54	0.39	38	36	1.60	0.63	154	141
nm = not meaningful
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

All comments below focus on constant currencies (cc) movements unless otherwise noted.
Net sales by segment

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2021	2020	$	cc(1)

Surgical
Implantables	375	290	29	29	1,106	776	43	40
Consumables	594	526	13	12	1,749	1,365	28	25
Equipment/other	192	180	7	6	589	441	34	31
Total Surgical	1,161	996	17	16	3,444	2,582	33	30

Vision Care
Contact lenses	562	517	9	8	1,606	1,348	19	16
Ocular health	361	305	18	17	1,038	908	14	12
Total Vision Care	923	822	12	11	2,644	2,256	17	15
Net sales to third parties	2,084	1,818	15	14	6,088	4,838	26	23
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Third quarter
Surgical
Surgical net sales were $1.2 billion (+17%, +16% cc), with increases in all three categories driven by product innovation and continued market recovery from the COVID-19 pandemic. Market improvements in the current year period reflect strong recovery in the United States with varied paces of recovery in international markets. Implantables net sales increased (+29%, +29% cc), reflecting market improvements and ongoing adoption of advanced technology intraocular lenses, including the launch of Vivity and continued demand for PanOptix. Consumables net sales increased (+13%, +12% cc), primarily due to market improvements over the prior year period. Equipment/other net sales increased (+7%, +6% cc), primarily driven by demand for cataract equipment.
Vision Care
Vision Care net sales were $0.9 billion (+12%, +11% cc), with increases in both categories driven by product innovation and continued market recovery from COVID-19. Contact lenses net sales increased (+9%, +8% cc), led by recovery in select international markets with continued growth from the launch of Precision1 and Precision1 for Astigmatism. Ocular health net sales increased (+18%, +17% cc), led by Systane and sales of Simbrinza following our recent acquisition of the US commercialization rights.
Nine months
Surgical
Surgical net sales were $3.4 billion (+33%, +30% cc), with increases in all three categories as sales in the prior year period were heavily impacted by COVID-19. Market improvements in the current year period reflect strong recovery in the United States with varied paces of recovery in international markets. Implantables net sales increased (+43%, +40% cc), reflecting market improvements and ongoing adoption of advanced technology intraocular lenses, including the launch of Vivity and continued demand for PanOptix. Consumables net sales increased (+28%, +25% cc), primarily due to market improvements over the prior year period. Equipment/other net sales increased (+34%, +31% cc), primarily driven by demand for cataract and refractive equipment and other refractive products.

Vision Care
Vision Care net sales were $2.6 billion (+17%, +15% cc), with increases in both categories as sales in the prior year period were heavily impacted by COVID-19. Contact lenses net sales increased (+19%, +16% cc), reflecting strong recovery in the United States with varied paces of recovery in international markets. There was improvement in all product categories and continued growth from the launch of Precision1 and Precision1 for Astigmatism. Ocular health net sales increased (+14%, +12% cc), led by Systane, growth of Pataday, primarily due to the recent launch of Pataday Extra Strength, and sales of Simbrinza following our recent acquisition of the US commercialization rights.

Operating income/(loss)

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2021	2020	$	cc(1)

Gross profit	1,195	848	41	39	3,446	2,065	67	62
Selling, general & administration	(779)	(685)	(14)	(13)	(2,263)	(1,957)	(16)	(13)
Research & development	(318)	(216)	(47)	(47)	(662)	(518)	(28)	(27)
Other income	4	7	(43)	(43)	18	25	(28)	(28)
Other expense	(82)	(83)	1	—	(141)	(238)	41	41
Operating income/(loss)	20	(129)	nm	nm	398	(623)	nm	nm
Operating margin (%)	1.0	(7.1)			6.5	(12.9)

Core results(1)
Core gross profit	1,327	1,116	19	18	3,876	2,903	34	30
Core operating income	369	279	32	29	1,095	502	118	108
Core operating margin (%)	17.7	15.3			18.0	10.4
nm = not meaningful
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Third quarter
Operating income was $20 million, compared to a $129 million loss in the prior year period. Higher sales, lower amortization for intangible assets as certain intangible assets have become fully amortized, and lower separation costs were partially offset by higher marketing and selling expenses to support higher sales as markets recover, and increased investment in research and development. The current year period was impacted by a $178 million impairment of an intangible asset and an increase of $50 million in legal items, partially offset by a $42 million benefit from fair value adjustments of contingent consideration liabilities. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $26 million for manufacturing plants operating below normal capacity and provisions for expected credit losses due to COVID-19, a $61 million impairment of an intangible asset and higher inventory provisions. There was a positive 0.5 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income were $349 million, mainly due to a $178 million impairment of an intangible asset, $138 million of amortization and an increase of $50 million in legal items, partially offset by a $42 million benefit from fair value adjustments of contingent consideration liabilities.
Core operating income was $369 million (+32%, +29% cc), compared to $279 million in the prior year period. Higher sales were partially offset by higher marketing and selling expenses to support higher sales as markets recover and increased investment in research and development. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $26 million and provisions for expected credit losses due to COVID-19 and higher inventory provisions. There was a positive 0.4 percentage point impact on core operating margin from currency.
Nine months
Operating income was $398 million, compared to a $623 million loss in the prior year period which was heavily impacted by COVID-19. Higher sales, lower amortization for intangible assets, and lower separation costs were partially offset by higher marketing and selling expenses to support higher sales as markets recover, increased investment in research and development, higher intangible asset impairments and an increase of $50 million in legal items. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $90 million and increased provisions for expected credit losses due to COVID-19 and higher inventory provisions. There was a positive 0.7 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income were $697 million, mainly due to $391 million of amortization, $223 million in impairments of intangible assets and an increase of $50 million in legal items.

Core operating income was $1.1 billion (+118%, +108% cc), compared to $502 million in the prior year period which was heavily impacted by COVID-19. Higher sales were partially offset by higher marketing and selling expenses to support higher sales as markets recover and increased investment in research and development. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $90 million and provisions for expected credit losses due to COVID-19 and higher inventory provisions. There was a positive 0.5 percentage point impact on core operating margin from currency.

Segment contribution(1)

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(2)	2021	2020	$	cc(2)

Surgical segment contribution	278	240	16	14	880	420	110	101
As % of net sales	23.9	24.1			25.6	16.3
Vision Care segment contribution	179	125	43	40	471	313	50	45
As % of net sales	19.4	15.2			17.8	13.9
Not allocated to segments	(437)	(494)	12	11	(953)	(1,356)	30	30
Operating income/(loss)	20	(129)	nm	nm	398	(623)	nm	nm
Core adjustments(2)	349	408			697	1,125
Core operating income(2)	369	279	32	29	1,095	502	118	108
nm = not meaningful
(1)For additional information regarding segment contribution, please refer to Note 4 to the Condensed Consolidated Interim Financial Statements.
(2)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Third quarter
Surgical
Surgical segment contribution was $278 million (+16%, +14% cc), compared to $240 million in the prior year period. Higher sales were partially offset by higher marketing and selling expenses to support higher sales as markets recover, and increased investment in research and development. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies and increased provisions for expected credit losses due to COVID-19. There was a positive 0.2 percentage point impact on segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $179 million (+43%, +40% cc), compared to $125 million in the prior year period. Higher sales were partially offset by higher marketing and selling expenses to support higher sales as markets recover, and increased investment in research and development. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies due to COVID-19 and higher inventory provisions. There was a positive 0.3 percentage point impact on segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $437 million (+12%, +11% cc), compared to $494 million in the prior year period. The decrease in amounts not allocated was primarily driven by lower amortization, lower separation costs and a benefit from fair value adjustments of contingent consideration liabilities, partially offset by higher impairments of intangible assets and an increase in legal items.
Nine months
Surgical
Surgical segment contribution was $880 million (+110%, +101% cc), compared to $420 million in the prior year period which was impacted by COVID-19. Higher sales were partially offset by higher marketing and selling expenses to support higher sales as markets recover and increased investment in research and development. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies and increased provisions for expected credit losses due to COVID-19. There was a positive 0.5 percentage point impact on segment contribution margin from currency.

Vision Care
Vision Care segment contribution was $471 million (+50%, +45% cc), compared to $313 million in the prior year period which was impacted by COVID-19. Higher sales were partially offset by higher marketing and selling expenses to support higher sales as markets recover and increased investment in research and development. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies due to COVID-19 and higher inventory provisions. There was a positive 0.3 percentage point impact on segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $953 million (+30%, +30% cc), compared to $1.4 billion in the prior year period. The decrease in amounts not allocated was primarily driven by lower amortization and separation costs in the current year period, partially offset by higher intangible asset impairments and an increase in legal items.

Non-operating income & expense

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2021	2020	$	cc(1)

Operating income/(loss)	20	(129)	nm	nm	398	(623)	nm	nm
Interest expense	(31)	(32)	3	4	(92)	(93)	1	1
Other financial income & expense	(12)	(7)	(71)	(59)	(29)	(23)	(26)	(21)
(Loss)/income before taxes	(23)	(168)	86	82	277	(739)	nm	nm
Taxes	25	21	19	11	(40)	113	nm	nm
Net income/(loss)	2	(147)	nm	nm	237	(626)	nm	nm
Basic earnings/(loss) per share ($)	0.00	(0.30)	nm	nm	0.48	(1.28)	nm	nm
Diluted earnings/(loss) per share ($)	0.00	(0.30)	nm	nm	0.48	(1.28)	nm	nm

Core results(1)
Core taxes	(57)	(47)	(21)	(18)	(186)	(77)	(142)	(129)
Core net income	269	193	39	36	788	309	155	141
Core basic earnings per share ($)	0.55	0.39	41	36	1.61	0.63	156	141
Core diluted earnings per share ($)	0.54	0.39	38	36	1.60	0.63	154	141
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

Third quarter
Interest expense
Interest expense was $31 million, compared to $32 million in the prior year period.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $12 million, compared to $7 million in the prior year period.
Taxes
Tax benefit was $25 million compared to $21 million in the prior year period. The tax benefit in the current year period was primarily due to a pre-tax loss in the United States, which includes an impairment of an intangible asset and legal items, partially offset by pre-tax income in other jurisdictions. The prior period benefit was primarily due to the overall impact of COVID-19 on profitability.
Adjustments to arrive at core tax expense were $82 million, primarily for the tax effect associated with operating income core adjustments.
Core tax expense was $57 million, compared to $47 million in the prior year period. The average core tax rate was 17.5% compared to 19.6% in the prior year period, primarily related to a tax benefit in the current year on a build of inventory in certain international markets with a favorable product mix, and a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions.
Net income/(loss) and earnings/(loss) per share
Net income was $2 million, compared to a $147 million loss in the prior year period. The change was mainly attributable to the current year period operating income, compared to the prior year period operating loss. The associated basic and diluted earnings per share were $0.00 in the current year period, compared to a basic and diluted loss per share of $0.30 in the prior year period.

Core net income was $269 million, compared to $193 million in the prior year period, primarily due to increased core operating income. The associated core basic and diluted earnings per share were $0.55 and $0.54, respectively, compared to core basic and diluted earnings per share of $0.39 in the prior year period.
Nine months
Interest expense
Interest expense was $92 million compared to $93 million in the prior year period. The current year period saw more favorable interest rates, offset by interest for the senior notes issued in May 2020.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $29 million, compared to $23 million in the prior year period.
Taxes
Tax expense was $40 million compared to a benefit of $113 million in the prior year period, primarily due to profitability in the current period compared to the prior period loss.
Adjustments to arrive at core tax expense were $146 million for the tax effect associated with operating income core adjustments.
Core tax expense was $186 million, compared to $77 million in the prior year period. The average core tax rate was 19.1% compared to 19.9% in the prior year period, primarily due to a tax benefit in the current year on a build of inventory in certain international markets with a favorable product mix, and a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions.
Net income/(loss) and earnings/(loss) per share
Net income was $237 million, compared to a net loss of $626 million in the prior year period. The change was mainly attributable to the current year period operating income compared to the prior year period operating loss, partially offset by the tax expense in the current period compared to the prior period tax benefit. The associated basic and diluted earnings per share were $0.48, compared to a basic and diluted loss per share of $1.28 in the prior year period.
Core net income was $788 million, compared to $309 million in the prior year period, primarily due to higher core operating income, partially offset by core tax expense. The associated core basic and diluted earnings per share were $1.61 and $1.60, respectively, compared to core basic and diluted earnings per share of $0.63 in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities amounted to $958 million in the first nine months of 2021, compared to $384 million in the prior year period. The current year cash flows benefited from higher sales, lower separation spending and lower transformation payments, partially offset by increased discretionary spending and increased taxes paid due to timing of payments. Both periods were impacted by changes in net working capital and semi-annual interest payments.
Changes in net working capital in the current year were mainly driven by increases in inventories and trade receivables, partially offset by the net change in other operating liabilities. The increase in inventories was primarily associated with new product launches as well as to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating liabilities was primarily related to accruals for associate short-term incentive benefits and revenue deductions related to US Simbrinza sales, partially offset by payments for Value Added Tax ("VAT"), property taxes and other payables. Changes in net working capital in the prior year period were primarily driven by the COVID-19 pandemic. Decreased sales in the prior year period resulted in increased inventory while management of discretionary spending led to a decrease in trade payables. There were also decreases in trade receivables as collections outpaced new sales, and reductions in other operating assets due to decreases in the current portion of long-term receivables and finance lease agreements from customers, and other receivables. The net change in other operating liabilities was primarily driven by associate short-term incentive benefits. Refer to Note 9 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital.
Net cash flows used in investing activities amounted to $847 million in the first nine months of 2021, compared to $334 million in the prior year period, primarily due to the acquisition of exclusive US commercialization rights to Simbrinza and increased capital expenditures. Refer to Note 3 of the Condensed Consolidated Interim Financial Statements for additional information on the Simbrinza US commercialization rights acquisition.
Net cash flows used in financing activities amounted to $90 million in the first nine months of 2021, compared to net cash flows from financing activities of $523 million in the prior year period. Cash outflows in the current year period primarily include dividends paid, lease payments and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from refinancing of local debt facilities in Japan. Cash inflows in the prior year period include the issuance of senior notes in May 2020, partially offset by repayments of current financial debts, realized foreign exchange losses, lease payments and withholding taxes paid upon net settlements of equity-based compensation.
Free cash flow (non-IFRS measure)
Free cash flow amounted to an inflow of $578 million in the first nine months of 2021, compared to an inflow of $115 million in the prior year period, driven by increased cash flows from operating activities, partially offset by increased purchases of property, plant and equipment.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Balance sheet
Assets
Total non-current assets were $22.5 billion as of September 30, 2021, a decrease of $101 million when compared to $22.6 billion as of December 31, 2020. There was a decrease of $200 million in Intangible assets other than goodwill primarily due to recurring amortization and asset impairments, partially offset by the acquisition of exclusive US commercialization rights to Simbrinza. Property, plant and equipment increased $80 million primarily due to capital expenditures, partially offset by depreciation and foreign currency translation effects.
Total current assets were $5.3 billion as of September 30, 2021, an increase of $303 million when compared to $5.0 billion as of December 31, 2020. Inventories increased $222 million primarily associated with new product launches as well as to meet expected upcoming demand. Trade receivables increased $89 million primarily driven by higher sales.

Liabilities
Total non-current liabilities were $6.3 billion as of September 30, 2021, a decrease of $186 million when compared to $6.5 billion as of December 31, 2020. Deferred tax liabilities decreased $128 million primarily related to recurring amortization of intangible assets and asset impairments. Provisions and other non-current liabilities decreased $91 million primarily related to reductions in pensions and post-employment benefit obligations and contingent consideration liabilities. Financial debts increased $27 million primarily due to the refinancing of local debt facilities in Japan with some facilities having two year maturities, partially offset by foreign currency translation effects on a Euro-denominated debt facility.
Total current liabilities were $2.4 billion as of September 30, 2021, an increase of $117 million when compared to $2.3 billion as of December 31, 2020. Provisions and other current liabilities increased $93 million primarily related to accruals for associate short-term incentive benefits, legal items and revenue deductions related to US Simbrinza sales, partially offset by VAT and property tax payments, settlement of contingent consideration obligations and other payables. Current income tax liabilities increased $63 million primarily driven by increased profitability, partially offset by tax payments. Current financial debts decreased $36 million primarily due to the refinancing of local debt facilities in Japan.
Equity
Equity was $19.1 billion as of September 30, 2021, an increase of $271 million when compared to $18.8 billion as of December 31, 2020.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $2.5 billion as of September 30, 2021 decreased $22 million compared to $2.6 billion as of December 31, 2020. Alcon's liquidity amounted to $1.6 billion as of September 30, 2021, in line with December 31, 2020. Total financial debt amounted to $4.1 billion as of September 30, 2021, in line with December 31, 2020. The average maturity of financial debts outstanding as of September 30, 2021 is 8.2 years.
The $1 billion revolving credit facility remained undrawn as of September 30, 2021 and November 9, 2021. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Additional COVID-19 considerations
In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The pandemic triggered widespread shelter-in-place orders, business shutdowns and the deferral of non-urgent surgical procedures. Outbreaks of COVID-19 cases have continued to occur in 2021 and localized responses remain unpredictable. In response, our Global Crisis Management team implemented a variety of business continuity measures and safety action plans. As the world continues to face this pandemic, Alcon remains fully committed to serving the eye care professionals, patients and consumers who depend on us, and the health and safety of our associates and our community remain our highest priority.
Associate safety
To protect our associates, we implemented a response framework with recommended COVID-19 prevention, containment and mitigation measures. For example, we implemented procedures in 2020, including limiting the number of people in one area at a time, modifying workstation arrangements, screening temperatures daily, minimizing the cross flow of people between shifts to reduce potential exposure and enhancing cleaning of our facilities. We have implemented and are managing return to the workplace protocols in line with local conditions and local and World Health Organization guidelines. Our sales and customer service teams are equipped with the tools to keep them healthy and safe, including pre-visit checklists and appropriate personal protective equipment (“PPE”). Finally, we are encouraging our associates to be vaccinated as it becomes available in their local market.
Community support
To assist vulnerable populations affected, directly or indirectly, by COVID-19, the Alcon Foundation has made monetary donations to local, national and global organizations to support meal programs for children and seniors, provide essential supplies to shelters and aid public health emergency relief efforts. We donated PPE, including Alcon-manufactured hand sanitizer and splashguards, as well as eye drops for front line workers. We have also donated eye care products to support eye surgeries and other eye care services for under-served patients.

Supply chain continuity
To protect our customers and the patients who depend on our products, we continue to manufacture and supply our products and are actively working to mitigate any potential supply chain disruptions. Prior to the current crisis, we developed a diverse manufacturing footprint, which has enabled us to maintain sufficient inventory on hand. We have enhanced our business continuity plans to ensure our supply chain is maintained. We generally target 12 weeks of customer-ready products in our supply chain and, for most of our products, we are at or close to this level. We are experiencing and expect to continue to experience inflationary pressures in electronic components, freight, labor, resins and plastics, which we continue to manage. We have also encountered supply chain challenges in certain components including microchips, resins and plastics, PPE, metals and filters. Our procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. In addition, we have partnered with industry trade groups and the medical community as they developed new protocols to serve patients safely during the pandemic.
Net sales trends
Following a low point in the second quarter of 2020 due to the pandemic, net sales have improved with total net sales showing growth compared to the third quarter of 2020 and 2019, with a strong recovery in the United States and varying paces of recovery in international markets. We are encouraged by current trends in surgical procedures with the improved adoption of safety measures and the availability of vaccines. However, uncertainty remains as we expect the pace of recovery will continue to vary on a market by market basis, depending on existing capacity, differences between private and public channels, hospital and non-hospital settings, the nature of patient needs and sense of safety and availability of vaccines. Based on these factors, we believe we will likely see a continued lingering impact from COVID-19 during the remainder of 2021 and early 2022.
Financial measures
We took significant steps to manage our cash flow in 2020, including adjusting production volumes, managing discretionary spending, delaying initiation of our first dividend to 2021, and issuing $750 million of senior notes in May 2020.
We ended the third quarter of 2021 with $1.6 billion in cash and cash equivalents. Further, collections and trade receivables have stabilized. However, we may see delays or reductions in collections in the coming months as we continue to work with our customers during this pandemic.
Because we believe the COVID-19 conditions are transitory, we are not making structural changes to our operational costs that could impede our ability to fully ramp up when most geographic markets recover. We will continue to monitor trends and manage our discretionary spending in line with sales recovery.
Key assumptions
Management has assessed the past and potential impact of the adverse effects of COVID-19 on Alcon’s results of operations, cash flows and liquidity. The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the Condensed Consolidated Interim Financial Statements for the period ended September 30, 2021 required the use of significant estimates and assumptions pertaining to the impact of COVID-19 on Alcon's operations, results and liquidity. Key assumptions include:
•Customers in some geographies will continue to face COVID-19 challenges, including a resurgence of the virus and its variants;
•The United States market will continue to grow relative to 2019 in the remainder of the year;
•On an aggregated basis, international markets will return to 2019 levels in early 2022;
•Our manufacturing sites will operate at normal capacity in 2021;
•We will retain our associates and meet supplier obligations while managing discretionary costs; and
•Transformation and strategic investment priorities will continue.
Actual outcomes and results could differ materially from our estimates and assumptions. For example, extended or new COVID-19 related shut-down periods or slower recovery periods could result in supply chain disruptions, an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand and increased debt or impairments of assets. We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs and emerging market currencies.
Financial debts
Our financial debts do not have any major maturities before 2024 and do not contain any financial covenants. Our $1 billion revolving credit facility remained undrawn as of November 9, 2021 and there are no current limitations on our ability to borrow under the facility.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated income statement (unaudited)

		Three months ended September 30		Nine months ended September 30
($ millions except earnings/(loss) per share)	Note	2021	2020	2021	2020
Net sales to third parties	4	2,084	1,818	6,088	4,838
Other revenues	4	18	20	54	55
Net sales and other revenues		2,102	1,838	6,142	4,893
Cost of net sales		(892)	(972)	(2,647)	(2,778)
Cost of other revenues		(15)	(18)	(49)	(50)
Gross profit		1,195	848	3,446	2,065
Selling, general & administration		(779)	(685)	(2,263)	(1,957)
Research & development		(318)	(216)	(662)	(518)
Other income		4	7	18	25
Other expense		(82)	(83)	(141)	(238)
Operating income/(loss)		20	(129)	398	(623)
Interest expense		(31)	(32)	(92)	(93)
Other financial income & expense		(12)	(7)	(29)	(23)
(Loss)/income before taxes		(23)	(168)	277	(739)
Taxes		25	21	(40)	113
Net income/(loss)		2	(147)	237	(626)

Earnings/(loss) per share ($)
Basic	5	0.00	(0.30)	0.48	(1.28)
Diluted	5	0.00	(0.30)	0.48	(1.28)

Weighted average number of shares outstanding (millions)
Basic	5	490.1	489.1	489.9	488.9
Diluted	5	493.8	489.1	493.2	488.9
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated statement of comprehensive income/(loss) (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020

Net income/(loss)	2	(147)	237	(626)
Other comprehensive income to be eventually recycled into the consolidated income statement:
Currency translation effects, net of taxes(1)	(19)	21	(37)	(21)
Total of items to eventually recycle	(19)	21	(37)	(21)
Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	8	(10)	23	(33)
Fair value adjustments on equity securities, net of taxes(3)	—	—	—	(7)
Total of items never to be recycled	8	(10)	23	(40)
Total comprehensive income/(loss)	(9)	(136)	223	(687)
(1)Amounts are net of tax benefit of $4 million for the three and nine months ended September 30, 2021.
(2)Amounts are net of tax expense of $1 million and tax benefit of $1 million for the three months ended September 30, 2021 and 2020, respectively. Amounts are net of tax expense of $8 million and tax benefit of $8 million for the nine months ended September 30, 2021 and 2020, respectively.
(3)Amount is net of tax benefit of $3 million for the nine months ended September 30, 2020.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated balance sheet (unaudited)

($ millions)	Note	September 30, 2021	December 31, 2020
Assets
Non-current assets
Property, plant & equipment		3,505	3,425
Right-of-use assets		358	358
Goodwill		8,905	8,905
Intangible assets other than goodwill	6	8,897	9,097
Deferred tax assets		418	399
Financial assets	8	217	218
Other non-current assets		212	211
Total non-current assets		22,512	22,613
Current assets
Inventories		1,866	1,644
Trade receivables		1,450	1,361
Income tax receivables		30	21
Cash and cash equivalents		1,565	1,557
Other current assets		379	404
Total current assets		5,290	4,987
Total assets		27,802	27,600

Equity and liabilities
Equity
Share capital		20	20
Reserves		19,073	18,802
Total equity		19,093	18,822
Liabilities
Non-current liabilities
Financial debts	7	3,976	3,949
Lease liabilities		321	315
Deferred tax liabilities		1,068	1,196
Provisions & other non-current liabilities		969	1,060
Total non-current liabilities		6,334	6,520
Current liabilities
Trade payables		877	876
Financial debts	7	133	169
Lease liabilities		66	70
Current income tax liabilities		212	149
Provisions & other current liabilities		1,087	994
Total current liabilities		2,375	2,258
Total liabilities		8,709	8,778
Total equity and liabilities		27,802	27,600
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated statement of changes in equity (unaudited)
Nine months ended September 30, 2021

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2021	20	18,899	(32)	(109)	44	(97)	18,822
Net income		237				—	237
Other comprehensive income/(loss)			—	23	(37)	(14)	(14)
Total comprehensive income/(loss)	—	237	—	23	(37)	(14)	223
Dividends		(53)				—	(53)
Equity-based compensation		84				—	84
Other movements(2)		8		9		9	17
Total other movements	—	39	—	9	—	9	48
Balance as of September 30, 2021	20	19,175	(32)	(77)	7	(102)	19,093

Nine months ended September 30, 2020

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial (losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2020	20	19,355	(25)	(72)	25	(72)	19,303
Net (loss)		(626)				—	(626)
Other comprehensive (loss)			(7)	(33)	(21)	(61)	(61)
Total comprehensive (loss)	—	(626)	(7)	(33)	(21)	(61)	(687)
Equity-based compensation		59				—	59
Other movements(2)		4		(23)		(23)	(19)
Total other movements	—	63	—	(23)	—	(23)	40
Balance as of September 30, 2020	20	18,792	(32)	(128)	4	(156)	18,656
(1)"Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. The current year primarily includes an adjustment to actuarial gains to recognize plan assets related to the separation of a pension plan in the spin-off from Novartis but which were not previously recorded. The prior year includes an adjustment to actuarial (losses) for other post-employment benefit obligation assumption changes directly related to the spin-off on April 9, 2019 but which was not recorded at that time.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated statement of cash flows (unaudited)

		Nine months ended September 30
($ millions)	Note	2021	2020

Net income/(loss)		237	(626)
Adjustments to reconcile net income/(loss) to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	9.1	963	1,209
Equity-based compensation expense		101	77
Non-cash change in current and non-current provisions and other non-current liabilities		51	79
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		10	25
Interest expense		92	93
Other financial income & expense		29	23
Taxes		40	(113)
Interest received		2	5
Interest paid		(93)	(89)
Other financial payments		(5)	(4)
Taxes paid		(137)	(70)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		1,290	609
Net payments out of provisions and other cash movements in non-current liabilities		(50)	(92)
Change in net current assets and other operating cash flow items	9.2	(282)	(133)
Net cash flows from operating activities		958	384
Purchase of property, plant & equipment		(380)	(269)
Purchase of intangible assets		(455)	(58)
Purchase of financial assets		(12)	(7)
Net cash flows used in investing activities		(847)	(334)
Dividends paid to shareholders of Alcon Inc.		(54)	—
Proceeds from non-current financial debts, net of issuance costs		51	744
Change in current financial debts		(22)	(124)
Lease payments		(55)	(50)
Other financing cash flows		(10)	(47)
Net cash flows (used in)/from financing activities		(90)	523
Effect of exchange rate changes on cash and cash equivalents		(13)	14
Net change in cash and cash equivalents		8	587
Cash and cash equivalents at January 1		1,557	822
Cash and cash equivalents at September 30		1,565	1,409
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 3 to the December 31, 2020 Consolidated Financial Statements in the Company’s 2020 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income/(loss), and cash flows in accordance with IFRS.
2. Selected accounting policies
Alcon's principal accounting policies are set out in Note 3 to the Consolidated Financial Statements in the Form 20-F. The preparation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
As discussed in Note 3 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the consolidated balance sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
Impact of the COVID-19 pandemic
In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets, resulting in widespread shelter-in-place orders, business shut-downs and the deferral of non-urgent surgeries. Outbreaks of COVID-19 cases have continued to occur in 2021 and localized responses remain unpredictable. This has had, and may continue to have, an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
We have analyzed the impact of the COVID-19 pandemic on our financial statements for the three and nine months ended September 30, 2021 and 2020, respectively. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in the context of the unknown future impacts of COVID-19 using information reasonably available to us at this time. The accounting estimates and other matters assessed included, but were not limited to, provisions for expected credit losses, goodwill and other intangible assets, financial instruments, inventory provisions, associate benefits, income taxes and revenue recognition. Based on our assessment performed, the resulting provisions recorded were not material to our Condensed Consolidated Interim Financial Statements for the three or nine months ended September 30, 2021 or 2020, respectively. However, the inherent uncertainties of COVID-19 including the duration, scope, and severity of the pandemic may result in actual outcomes that differ materially from our current assumptions and estimates.

3. Significant transactions
Significant transactions in 2021
Simbrinza US commercialization rights
On April 28, 2021, Alcon executed an Asset Purchase Agreement (“Agreement”) to acquire exclusive US commercialization rights to a pharmaceutical ophthalmic eye drop, Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis AG. Under the terms of the Agreement, Alcon paid $355 million at closing on June 8, 2021 and recognized the intangible asset acquisition as currently marketed products within the Vision Care reportable segment. After closing, Alcon and Novartis immediately began a transition period during which Novartis sold Simbrinza on Alcon's behalf. The transition period concluded during the third quarter of 2021 and Alcon has started to manufacture and fully commercialize Simbrinza for the US market. Novartis retains all rights to Simbrinza® outside of the US.
Significant transactions in 2020
Series 2030 notes issuance
On May 27, 2020, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed an offering of $750 million of non-current financial debt consisting of 2.600% senior notes due 2030.
4. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation described in Note 1, and the selected accounting policies mentioned in Note 2 of these Condensed Consolidated Interim Financial Statements, are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, separation costs, transformation costs, fair value adjustments of contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, and certain other income and expense items.

General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements, integration related expenses, and other income and expense items not attributed to a specific segment.
Three months ended September 30, 2021 and 2020

	Surgical		Vision Care		Company
	Three months ended September 30		Three months ended September 30		Three months ended September 30
($ millions)	2021	2020	2021	2020	2021	2020
Net sales to third parties	1,161	996	923	822	2,084	1,818
Other revenues	—	—	18	20	18	20
Net sales and other revenue	1,161	996	941	842	2,102	1,838
Segment contribution	278	240	179	125	457	365
Amortization of intangible assets					(153)	(270)
Impairment charges on intangible assets					(178)	(61)
General & administration (corporate)					(66)	(59)
Separation costs					(7)	(48)
Transformation costs					(14)	(14)
Fair value adjustments of contingent consideration liabilities					42	(1)
Past service costs for post-employment benefit plan amendments					—	(12)
Other					(61)	(29)
Operating income/(loss)					20	(129)
Interest expense					(31)	(32)
Other financial income & expense					(12)	(7)
(Loss) before taxes					(23)	(168)
Nine months ended September 30, 2021 and 2020

	Surgical		Vision Care		Company
	Nine months ended September 30		Nine months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020	2021	2020
Net sales to third parties	3,444	2,582	2,644	2,256	6,088	4,838
Other revenues	—	—	54	55	54	55
Net sales and other revenue	3,444	2,582	2,698	2,311	6,142	4,893
Segment contribution	880	420	471	313	1,351	733
Amortization of intangible assets					(436)	(815)
Impairment charges on intangible assets					(223)	(118)
General & administration (corporate)					(192)	(174)
Separation costs					(23)	(181)
Transformation costs					(40)	(34)
Fair value adjustments of contingent consideration liabilities					42	39
Past service costs for post-employment benefit plan amendments					2	(12)
Other					(83)	(61)
Operating income/(loss)					398	(623)
Interest expense					(92)	(93)
Other financial income & expense					(29)	(23)
Income/(loss) before taxes					277	(739)

Net sales by segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Surgical
Implantables	375	290	1,106	776
Consumables	594	526	1,749	1,365
Equipment/other	192	180	589	441
Total Surgical	1,161	996	3,444	2,582
Vision Care
Contact lenses	562	517	1,606	1,348
Ocular health	361	305	1,038	908
Total Vision Care	923	822	2,644	2,256
Net sales to third parties	2,084	1,818	6,088	4,838
Net sales by region(1)

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2021		2020		2021		2020
United States	939	45%	846	47%	2,732	45%	2,131	44%
International	1,145	55%	972	53%	3,356	55%	2,707	56%
Net sales to third parties	2,084	100%	1,818	100%	6,088	100%	4,838	100%
(1) Net sales to third parties by location of third-party customer.
5. Dividend and earnings/(loss) per share
Dividend
On February 23, 2021, the Alcon Board of Directors proposed a dividend of CHF 0.10 per share which was subsequently approved by the shareholders at the Annual General Meeting on April 28, 2021 and paid in May 2021 for an amount of $54 million.
Earnings/(loss) per share
As of September 30, 2021, there were 490.1 million outstanding common shares, after the delivery of 0.9 million net shares vesting under the equity incentive programs during the nine months ended September 30, 2021.
Basic earnings/(loss) per share is computed by dividing net income/(loss) for the period by the weighted average number of common shares outstanding during the period. For the three and nine months ended September 30, 2021, the weighted average number of shares outstanding was 490.1 million and 489.9 million shares, respectively. For the three and nine months ended September 30, 2020, the weighted average number of shares outstanding was 489.1 million and 488.9 million, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 10 to these Condensed Consolidated Interim Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and nine months ended September 30, 2021, the weighted average diluted number of shares outstanding was 493.8 million and 493.2 million, respectively, which includes the potential conversion of 3.7 million and 3.3 million unvested equity-based awards, respectively. For the three and nine months ended September 30, 2020, 2.9 million and 2.8 million unvested equity-based awards, respectively, have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

6. Intangible assets other than goodwill
Intangible asset impairment charges
During the three months ended September 30, 2021, an impairment charge of $178 million was recognized in Research & development to fully impair a cash generating unit ("CGU") in the Surgical reportable segment upon a decision to suspend research and development efforts and commercialization of the product as Alcon prioritizes other products in the portfolio. Impairments during the nine months ended September 30, 2021 amounted to $223 million due to an additional impairment of $45 million recognized in the first quarter in Cost of net sales for a currently marketed product CGU in the Vision Care reportable segment due to lower than expected sales. The CGU was reduced to its recoverable amount of $48 million at the time of impairment.
During the three months ended September 30, 2020, impairment charges amounted to $61 million, primarily related to a $60 million charge recognized to fully impair a CGU within the Vision Care reportable segment upon termination of the associated licensing agreement. The impairment was recognized in Research & development in the Condensed Consolidated Income Statement. Impairments during the nine months ended September 30, 2020 amounted to $118 million due to additional impairments totaling $57 million recognized in Cost of net sales in the first half of 2020. An impairment of $41 million was recorded for a currently marketed product CGU within the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $88 million at the time of impairment in the second quarter of 2020. In addition, a $16 million impairment of a currently marketed product in the Surgical reportable segment was recognized in the first quarter of 2020.
The recoverable amount of each CGU was determined based on the fair value less cost of disposal ("FVLCOD") method. FVLCOD was estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates used in calculating the net present value involve significant judgement by management and include assumptions with measurement uncertainty. The estimates used are considered to be consistent with market participant assumptions and include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rates, and future tax rates. Since the cash flow projections are a significant unobservable input, the fair value of the CGU was classified as Level 3 in the fair value hierarchy. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.

7. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of September 30, 2021 and December 31, 2020.

($ millions)	September 30, 2021	December 31, 2020
Non-current financial debts
Facility B	796	794
Facility C	405	429
Local facilities (Japan)	48	—
Series 2026 notes	496	496
Series 2029 notes	992	992
Series 2030 notes	745	744
Series 2049 notes	494	494
Revolving facility	—	—
Total non-current financial debts	3,976	3,949

Current financial debts
Local facilities:
Japan	89	101
All others	30	49
Other short-term financial debts	13	12
Derivatives	1	7
Total current financial debts	133	169
Total financial debts	4,109	4,118
Two local bilateral facilities in Japan matured in February 2021 and were refinanced by three facilities with one and two year maturities. In addition, in February 2021 the Revolving facility was extended to March 2026. The Revolving facility remained undrawn as of September 30, 2021.
Interest expense recognized for Financial debts, excluding lease liabilities, was $24 million and $72 million for the three and nine months ended September 30, 2021, respectively, and $24 million and $70 million for the three and nine months ended September 30, 2020, respectively.

8. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within our Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of September 30, 2021 and December 31, 2020.

	September 30, 2021
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	39	—	39
Long-term financial investments measured at FVPL	—	—	8	—	8
Long-term receivables from customers	—	—	—	113	113
Deferred compensation assets(1)	147	—	—	—	147
Non-current minimum lease payments from finance lease agreements	—	—	—	36	36
Long-term loans, advances and security deposits	—	—	—	21	21
Non-current financial assets	147	—	47	170	364
Current financial assets
Money market funds	540	—	—	—	540
Current portion of long-term financial investments measured at FVPL(2)	—	—	3	—	3
Current portion of long-term receivables from customers(2)	—	—	—	100	100
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	27	27
Other receivables, security deposits and current assets(2)	—	—	—	71	71
VAT receivables(2)	—	—	—	75	75
Derivative financial instruments(2)	—	8	—	—	8
Current financial assets	540	8	3	273	824
Financial assets at fair value and amortized cost or cost	687	8	50	443	1,188
Financial liabilities
Contingent consideration liabilities	—	—	(109)	—	(109)
Non-current financial debt	—	—	—	(3,976)	(3,976)
Current financial debt	—	—	—	(132)	(132)
Derivative financial instruments	—	(1)	—	—	(1)
Financial liabilities at fair value and amortized cost	—	(1)	(109)	(4,108)	(4,218)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of Series 2026, 2029, 2030, and 2049 notes recorded in Non-current financial debt with a fair value of $2,919 million and a carrying value of $2,727 million as of September 30, 2021. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2020
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	28	—	28
Long-term financial investments measured at FVPL	—	—	12	—	12
Long-term receivables from customers	—	—	—	117	117
Deferred compensation assets(1)	137	—	—	—	137
Non-current minimum lease payments from finance lease agreements	—	—	—	39	39
Long-term loans, advances and security deposits	—	—	—	22	22
Non-current financial assets	137	—	40	178	355
Current financial assets
Money market funds	625	—	—	—	625
Current portion of long-term financial investments measured at FVPL(2)	—	—	12	—	12
Current portion of long-term receivables from customers(2)	—	—	—	107	107
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	29	29
Other receivables, security deposits and current assets(2)	—	—	—	88	88
VAT receivables(2)	—	—	—	72	72
Derivative financial instruments(2)	—	3	—	—	3
Current financial assets	625	3	12	296	936
Financial assets at fair value and amortized cost or cost	762	3	52	474	1,291
Financial liabilities
Contingent consideration liabilities	—	—	(157)	—	(157)
Non-current financial debt	—	—	—	(3,949)	(3,949)
Current financial debt	—	—	—	(162)	(162)
Derivative financial instruments	—	(7)	—	—	(7)
Financial liabilities at fair value and amortized cost	—	(7)	(157)	(4,111)	(4,275)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of Series 2026, 2029, 2030, and 2049 notes recorded in Non-current financial debt with a fair value of $3,036 million and a carrying value of $2,726 million as of December 31, 2020. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of September 30, 2021, including Cash & cash equivalents, Trade receivables, Income tax receivables, and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the nine months ended September 30, 2021.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2021	2020	2021	2020
Balance as of January 1	28	31	24	61
Additions	11	5	—	1
(Loss) recognized in consolidated statement of comprehensive income/(loss)	—	(10)	—	—
Unrealized (losses)/gains in consolidated income statement	—	—	(3)	(5)
Amortization	—	—	(10)	(28)
Balance as of September 30	39	26	11	29
Financial liabilities

	Contingent consideration liabilities
($ millions)	2021	2020
Balance as of January 1	(157)	(243)
Accretion for passage of time	(9)	(13)
Adjustments for changes in assumptions	42	39
Payments	15	40
Balance as of September 30	(109)	(177)
Changes in contingent consideration liabilities in the current period include adjustments for changes in assumptions of $42 million, primarily due to revised expectations for achievement of commercial milestones related to the impaired CGU in the Surgical reportable segment discussed in Note 6 and timing of settlement for development and commercial milestones. The current year also included a payment of $15 million related to achievement of a development milestone. As of September 30, 2021, the probability of success for various development and commercial milestones ranges from 55% to 80% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year period included adjustments for changes in assumptions of $39 million primarily related to revised expectations for achievement of commercial milestones and timing of settlement for development milestones, and payments of $40 million related to achievement of development milestones.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" and "Provisions & other current liabilities” based on the projected timing of settlement which is estimated to range from 2025 through 2033 for contingent consideration obligations as of September 30, 2021.
Derivatives
As of September 30, 2021, the net value of unsettled positions for derivative forward contracts and swaps was $7 million, including $8 million of unrealized gains in Other current assets and $1 million of unrealized losses in Current financial debts. As of December 31, 2020, the net value of unsettled positions for derivative forward contracts and swaps was $4 million, including $3 million of unrealized gains in Other current assets and $7 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivative financial instruments, however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of September 30, 2021 or December 31, 2020.

Nature and extent of risks arising from financial instruments
Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant changes in the nature and extent of risks arising from financial instruments or corresponding risk management policies since the date of the Form 20-F.
9. Condensed consolidated statement of cash flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
9.1     Depreciation, amortization, impairments and fair value adjustments

	Nine months ended September 30
($ millions)	2021	2020

Property, plant & equipment	241	215
Right-of-use assets	61	57
Intangible assets	659	933
Financial assets	3	4
Other non-current assets	(1)	—
Total	963	1,209
9.2     Change in net current assets and other operating cash flow items

	Nine months ended September 30
($ millions)	2021	2020

(Increase) in inventories	(270)	(176)
(Increase)/decrease in trade receivables	(131)	78
Increase/(decrease) in trade payables	14	(51)
Net change in other operating assets	16	120
Net change in other operating liabilities	89	(104)
Total	(282)	(133)

10. Equity-based compensation
As described in Note 24 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the nine months September 30, 2021 and 2020:

	Nine months ended September 30
(shares in millions)	2021	2020
Unvested at January 1	5.4	4.7
Granted	1.8	2.0
Vested	(1.2)	(1.0)
Forfeited	(0.3)	(0.3)
Unvested at September 30	5.7	5.4
11. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect our business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 19 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which the Company or any of its subsidiaries was a party as of the date of the Form 20-F. The following is a summary as of November 9, 2021 of significant developments in those proceedings since the date of the Form 20-F.
JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to source code used in the LenSx Laser System as well as additional claims of patent infringement. Also on June 23, 2020, JJSVI filed a claim in Mannheim, Germany, alleging that Alcon directly infringes one European patent through its manufacture and sale of LenSx. In these cases, JJSVI seeks monetary and injunctive relief. In addition, JJSVI filed a motion on February 4, 2021 asking the district court in Delaware to issue a preliminary injunction prohibiting Alcon from offering, selling, distributing, installing, or exporting LenSx systems that contain the allegedly infringing source code or offering to sell, selling, distributing, or exporting such source code with the purpose or intent of it being loaded onto LenSx systems. On May 13, 2021, the US District Court in Delaware denied the motion for preliminary injunction filed by JJSVI. Trial in the Delaware action is set for February 2023. Alcon intends to defend the cases vigorously and has asserted various patent infringement claims against JJSVI in Europe and the United States.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. The court denied in part Alcon’s motion to dismiss Hoya’s complaint on September 20, 2021. Trial is expected to occur in late 2022 or early 2023. Alcon intends to defend the case vigorously.

Contact lenses class actions
Since the first quarter of 2015, more than 50 class action complaints have been filed in several courts across the US naming as defendants contact lens manufacturers, including Alcon, and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested. Trial is set for March 28, 2022.
No significant new proceedings have commenced since the date of the Form 20-F.
Increases to provisions for legal matters amounted to $50 million in the three and nine months ended September 30, 2021. The prior year period included a $8.925 million penalty paid to the Department of Justice related to the Asia / Russia investigation, for which Novartis indemnified Alcon under the Separation and Distribution Agreement. Alcon believes that its total provisions for legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
12. Subsequent events
On November 8, 2021, Alcon announced its intention to acquire 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus® Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients. The acquisition is expected to expand Alcon’s surgical portfolio as part of Alcon’s commitment to surgical glaucoma. Under the terms of the agreement Alcon will pay $475 million at closing, plus potential contingent consideration based on the achievement of certain development and commercial milestones. Closing of the transaction is subject to satisfaction of customary closing conditions and regulatory approvals and is expected to occur by the end of the first quarter of 2022. The purchase price at closing is expected to be funded with cash on hand at the time of the acquisition.
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on November 9, 2021.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results
Three months ended September 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Legal items(5)	Other items(7)	Core results
Gross profit	1,195	133	—	—	—	—	(1)	1,327
Selling, general & administration	(779)	—	—	3	—	—	—	(776)
Research & development	(318)	5	178	—	—	—	(39)	(174)
Other income	4	—	—	—	—	—	—	4
Other expense	(82)	—	—	4	14	50	2	(12)
Operating income	20	138	178	7	14	50	(38)	369
(Loss)/income before taxes	(23)	138	178	7	14	50	(38)	326
Taxes(8)	25	(24)	(41)	—	(3)	(12)	(2)	(57)
Net income	2	114	137	7	11	38	(40)	269
Basic earnings per share ($)	0.00							0.55
Diluted earnings per share ($)	0.00							0.54
Basic - weighted average shares outstanding (millions)(9)	490.1							490.1
Diluted - weighted average shares outstanding (millions)(9)	493.8							493.8
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Three months ended September 30, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ- ment benefits(6)	Other items(7)	Core results
Gross profit	848	250	—	4	—	—	14	1,116
Selling, general & administration	(685)	—	—	5	—	—	—	(680)
Research & development	(216)	5	61	—	—	—	5	(145)
Other income	7	—	—	—	—	—	(1)	6
Other expense	(83)	—	—	39	14	12	—	(18)
Operating (loss)/income	(129)	255	61	48	14	12	18	279
(Loss)/income before taxes	(168)	255	61	48	14	12	18	240
Taxes(8)	21	(44)	(8)	(7)	(3)	(2)	(4)	(47)
Net (loss)/income	(147)	211	53	41	11	10	14	193
Basic (loss)/earnings per share ($)	(0.30)							0.39
Diluted (loss)/earnings per share ($)	(0.30)							0.39
Basic - weighted average shares outstanding (millions)(9)	489.1							489.1
Diluted - weighted average shares outstanding (millions)(9)	489.1							492.0
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Nine months ended September 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Legal items(5)	Other items(7)	Core results
Gross profit	3,446	386	45	—	—	—	(1)	3,876
Selling, general & administration	(2,263)	—	—	12	—	—	—	(2,251)
Research & development	(662)	5	178	—	—	—	(31)	(510)
Other income	18	—	—	—	—	—	(1)	17
Other expense	(141)	—	—	11	40	50	3	(37)
Operating income	398	391	223	23	40	50	(30)	1,095
Income before taxes	277	391	223	23	40	50	(30)	974
Taxes(8)	(40)	(70)	(51)	(4)	(8)	(12)	(1)	(186)
Net income	237	321	172	19	32	38	(31)	788
Basic earnings per share ($)	0.48							1.61
Diluted earnings per share ($)	0.48							1.60
Basic - weighted average shares outstanding (millions)(9)	489.9							489.9
Diluted - weighted average shares outstanding (millions)(9)	493.2							493.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Nine months ended September 30, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ- ment benefits(6)	Other items(7)	Core results
Gross profit	2,065	752	57	11	—	—	18	2,903
Selling, general & administration	(1,957)	—	—	14	—	—	—	(1,943)
Research & development	(518)	20	61	—	—	—	(6)	(443)
Other income	25	—	—	—	—	—	(4)	21
Other expense	(238)	—	—	156	34	12	—	(36)
Operating (loss)/income	(623)	772	118	181	34	12	8	502
(Loss)/income before taxes	(739)	772	118	181	34	12	8	386
Taxes(8)	113	(131)	(22)	(31)	(7)	(2)	3	(77)
Net (loss)/income	(626)	641	96	150	27	10	11	309
Basic (loss)/earnings per share ($)	(1.28)							0.63
Diluted (loss)/earnings per share ($)	(1.28)							0.63
Basic - weighted average shares outstanding (millions)(9)	488.9							488.9
Diluted - weighted average shares outstanding (millions)(9)	488.9							491.7
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs are expected to be incurred over the two to three-year period following the completion of the spin-off from Novartis and primarily include costs related to IT and third party consulting fees.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes an increase in provisions for legal matters.
(6)Includes impact from a pension plan amendment.
(7)For the three months ended September 30, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Research & development includes fair value adjustments to contingent consideration liabilities of $41 million, partially offset by $2 million for the amortization of option rights. Other expense includes fair value adjustments of financial assets.
For the three months ended September 30, 2020, Gross profit primarily includes losses on disposal of property, plant & equipment. Research & development includes amortization of option rights. Other income includes fair value adjustments of financial assets.
For the nine months ended September 30, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Research & development includes fair value adjustments to contingent consideration liabilities of $41 million, partially offset by $10 million for the amortization of option rights. Other income and Other expense include fair value adjustments of financial assets.
For the nine months ended September 30, 2020, Gross profit includes $23 million losses on disposal of property, plant & equipment, partially offset by $5 million fair value adjustments to contingent consideration liabilities. Research & development includes a $34 million fair value adjustment to a contingent consideration liability, partially offset by $28 million for the amortization of option rights. Other income includes fair value adjustments of financial assets.
(8)For the three months ended September 30, 2021, total tax adjustments of $82 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $349 million totaled $80 million with an average tax rate of 22.9%.
For the three months ended September 30, 2020, total tax adjustments of $68 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $408 million totaled $65 million with an average tax rate of 15.9%.
For the nine months ended September 30, 2021, total tax adjustments of $146 million include tax associated with operating income core adjustments of $697 million with an average tax rate of 20.9%.
For the nine months ended September 30, 2020, total tax adjustments of $190 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1,125 million totaled $196 million with an average tax rate of 17.4%. Core tax adjustments for discrete items totaled $6 million primarily related to tax expense from the delayed spin of a legal entity.
(9)For the three and nine months ended September 30, 2021 and 2020, core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

EBITDA

	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020

Net income/(loss)	2	(147)	237	(626)
Taxes	(25)	(21)	40	(113)
Depreciation of property, plant & equipment	81	74	241	215
Depreciation on right-of-use assets	19	19	61	57
Amortization of intangible assets	153	270	436	815
Impairments of property, plant & equipment, and intangible assets	178	61	223	119
Interest expense	31	32	92	93
Other financial income & expense	12	7	29	23
EBITDA	451	295	1,359	583

Cash flow and net (debt)/liquidity

	Nine months ended September 30
($ millions)	2021	2020

Net cash flows from operating activities	958	384
Net cash flows used in investing activities	(847)	(334)
Net cash flows (used in)/from financing activities	(90)	523
Effect of exchange rate changes on cash and cash equivalents	(13)	14
Net change in cash and cash equivalents	8	587
Change in derivative financial instrument assets	5	16
Change in current and non-current financial debts	9	(624)
Change in net (debt)	22	(21)
Net (debt) at January 1	(2,558)	(2,656)
Net (debt) at September 30	(2,536)	(2,677)

Net (debt)/liquidity

($ millions)	At September 30, 2021	At December 31, 2020

Current financial debt	(133)	(169)
Non-current financial debt	(3,976)	(3,949)
Total financial debt	(4,109)	(4,118)

Less liquidity:
Cash and cash equivalents	1,565	1,557
Derivative financial instruments	8	3
Total liquidity	1,573	1,560
Net (debt)	(2,536)	(2,558)

Free cash flow
The following is a summary of free cash flow for the nine months ended September 30, 2021 and 2020, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Nine months ended September 30
($ millions)	2021	2020

Net cash flows from operating activities	958	384
Purchase of property, plant & equipment	(380)	(269)
Free cash flow	578	115

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, plans and decisions relating to the acquisition of Ivantis, Inc., the manufacture, distribution, marketing and/or sale of the Hydrus® Microstent, the ability of Alcon to execute on these plans, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks and the availability and the public’s acceptance of vaccines; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact of unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon’s separation and spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this document speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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